Via Facsimile and U.S. Mail
Mail Stop 4720

September 28, 2009

Ziqiang Guo
Chief Financial Officer
BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village,
Tonghua County, Jilin Province, P.R. China. 134115

Re: BioPharm Asia, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Form 10-Q for the Fiscal Quarter Ended June 30, 2009
     File Number: 000-25487

Dear Ziqiang Guo:

       We have reviewed your filings and have the following comments. We have
limited our review to your financial statements and related disclosures and do not intend
to expand our review to other portions of your document. In our comments, we ask you
to provide us with information to better understand your disclosures. Where the
comments request you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filings.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements
Note 6 – Property, Plant and Equipment, page 14

1. It appears that you have capitalized Schisandra berry trees as biological assets.

    - Please revise Note 1 Significant Accounting Policies to disclose your accounting policy for capitalizing biological assets.

    - Tell us what authoritative accounting guidance you relied upon in order to capitalize these assets.

    - Tell us whether you have capitalized amounts for Schisandra berry trees related to the second parcel of land that you discuss on page 15, for which you no longer lease and have signed a new agreement to purchase the harvested berries from the owners at market price. To the extent you have capitalized any amounts related to this second parcel, tell us the amount and why, under GAAP, it is still appropriate to continue to capitalize costs related to these trees after terminating the lease.

Item 4. Evaluation of Disclosure Controls and Procedures, page 26

2. You disclose "We have conducted an evaluation of the disclosure controls and procedures and have determined…deficiencies in our disclosure controls and procedures." Please revise your disclosure to state your principal executive and principal financial officers' conclusion about the effectiveness (i.e. effective or not effective) of your disclosure controls and procedures as of the end of the period covered by your report.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ziqiang Guo
BioPharm Asia, Inc.
September 28, 2009
Page 3

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant